Exhibit 99.1

January 6, 2025

Press release

Stryker announces definitive agreement to acquire Inari Medical, Inc., providing entry into high-growth peripheral vascular segment

PORTAGE, Mich. and IRVINE, Calif., USA – January 6, 2025 – Stryker (NYSE: SYK), a global leader in medical technologies, announced today a definitive agreement to acquire all of the issued and outstanding shares of common stock of Inari Medical, Inc. (NASDAQ: NARI) for $80 per share in cash, representing a total fully diluted equity value of approximately $4.9 billion. Inari, which was founded in 2011, will bring a leading peripheral vascular position in the fast-growing segment of venous thromboembolism (VTE) to Stryker. Inari’s innovative product portfolio is highly complementary to Stryker’s Neurovascular business and includes mechanical thrombectomy solutions for peripheral vascular diseases such as deep vein thrombosis and pulmonary embolism.

Each year, VTE impacts up to 900,000 lives in the United States, with even more affected worldwide.1 People are at particularly high risk for this condition during or just after a hospitalization (with or without surgery), during cancer treatment and during or just after pregnancy.1 Inari provides solutions for VTE clot removal without the use of thrombolytic drugs.

“The acquisition of Inari expands Stryker’s portfolio to provide life-saving solutions to patients who suffer from peripheral vascular diseases,” said Kevin Lobo, Chair and Chief Executive Officer, Stryker. “These innovations elevate the standard of care for venous thromboembolism patients and will accelerate Stryker’s impact in endovascular procedures.”

“Inari has positively impacted the lives of hundreds of thousands of patients through the development of purpose-built tools that address unmet patient needs,” said Drew Hykes, Chief Executive Officer, Inari. “With Stryker’s capabilities and global infrastructure, we will be even better positioned to accelerate the development of innovative new solutions and expand our footprint.”

Under the terms of the definitive agreement, Stryker will commence a tender offer for all outstanding shares of common stock of Inari for $80 per share in cash. The boards of directors of both Stryker and Inari have unanimously approved the transaction. Consummation of the tender offer is subject to a minimum tender of at least a majority of then-outstanding Inari common shares, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Following successful completion of the tender offer, Stryker will acquire all remaining shares not tendered in the offer through a second step merger at the same price as in the tender offer. The transaction is anticipated to close by the end of the first quarter of 2025, subject to customary closing conditions. Expected impacts to 2025 financial results will be discussed on Stryker’s upcoming fourth quarter 2024 earnings call scheduled for January 28, 2025.

Additional information about this transaction is available on the Investor Relations section of Stryker.com https://investors.stryker.com/.

About Stryker

Stryker is a global leader in medical technologies and, together with its customers, is driven to make healthcare better. The company offers innovative products and services in MedSurg, Neurotechnology, Orthopaedics and Spine that help improve patient and healthcare outcomes. Alongside its customers around the world, Stryker impacts more than 150 million patients annually. More information is available at www.stryker.com.

About Inari Medical, Inc.

Patients first. No small plans. Take care of each other. These are the guiding principles that form the ethos of Inari Medical. We are committed to improving lives in extraordinary ways by creating innovative solutions for both unmet and underserved health needs. In addition to our purpose-built solutions, we leverage our capabilities in education, clinical research, and program development to improve patient outcomes. We are passionate about our mission to establish our treatments as the standard of care for venous thromboembolism and four other targeted disease states. We are just getting started. Learn more at www.inarimedical.com and connect with us on LinkedIn, X (Twitter), and Instagram.

Forward-Looking Statements

This press release contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements, including statements regarding the anticipated benefits to Stryker of the acquisition of Inari and the anticipated timeline to closing the transaction. Such risks and uncertainties include, but are not limited to: uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Inari’s stockholders will tender their shares in the offer; the failure to satisfy any of the closing conditions to the acquisition of Inari, including the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period (and the risk that such governmental approval may result in the imposition of conditions that could adversely affect the expected benefits of the transaction); delays in consummating the acquisition of Inari or the risk that the transaction may not close at all; unexpected liabilities, costs, charges or expenses in connection with the acquisition of Inari; the effects of the proposed Inari transaction (or the announcement thereof) on the parties’ relationships with employees, customers, other business partners or governmental entities; weakening of economic conditions, or the anticipation thereof, that could adversely affect the level of demand for our products; geopolitical risks, including from international conflicts and elections in the United States and other countries, which could, among other things, lead to increased market volatility; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products; changes in foreign currency exchange markets; legislative and regulatory actions; unanticipated issues arising in connection with clinical studies and otherwise that affect approval of new products, including Inari products, by the United States Food and Drug Administration and foreign regulatory agencies; inflationary pressures; increased interest rates or interest rate volatility; supply chain disruptions; changes in labor markets; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; the ultimate total cost with respect to recall-related and other regulatory and quality matters; the impact of investigative and legal proceedings and compliance risks; resolution of tax audits; changes in tax laws and regulations; the impact of legislation to reform the healthcare system in the United States or other countries; costs to comply with medical device regulations; changes in financial markets; changes in our credit ratings; changes in the competitive environment; our ability to integrate and realize the anticipated benefits of acquisitions in full or at all or within the expected timeframes, including the acquisition of Inari; our ability to realize anticipated cost savings; potential negative impacts resulting from climate change or other environmental, social and governance and sustainability related matters; the impact on our operations and financial results of any public health emergency and any related policies and actions by governments or other third parties; and breaches or failures of our or our vendors’ or customers’ information technology systems or products, including by cyber-attack, data leakage, unauthorized access or theft. Additional information concerning these and other factors is contained in our filings with the U.S.

Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The foregoing factors should also be read in conjunction with the risks and cautionary statements discussed or identified in Inari’s filings with the SEC, including Inari’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The parties disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in expectations or in events, conditions or circumstances on which those expectations may be based, or that affect the likelihood that actual results will differ from those contained in the forward-looking statements, except to the extent required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Inari referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Inari or any other securities. At the time the tender offer is commenced, Stryker will file with the “SEC” a Tender Offer Statement on Schedule TO, and Inari will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INARI STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Inari stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s Investor Relations department at jason.beach@stryker.com. Copies of the documents filed with the SEC by Inari will be available free of charge on Inari’s website, https://ir.inarimedical.com, or by contacting Inari Investor Relations at IR@inarimedical.com. In addition, Inari stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Stryker’s Contacts

Jason Beach, Vice President, Investor Relations at 269-385-2600 or jason.beach@stryker.com

Yin Becker, Vice President, Chief Corporate Affairs Officer at 269-385-2600 or yin.becker@stryker.com

Inari’s Contact

Neil Bhalodkar, Vice President, Investor Relations at neil.bhalodkar@inarimedical.com

[1]	https://www.cdc.gov/blood-clots/data-research/facts-stats/index.html

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